UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

5 October 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

This report on Form 6-K contains the following:

1.	Share Buyback Notice dated 2 October 2012
2.	Share Buyback Notice dated 3 October 2012
3.	Allotment of Securities dated 3 October 2012
4.	Allotment of Securities dated 5 October 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 5 October 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

TRISTAN GILBERTSON Group General Counsel & Company Secretary Market Information Services Section

NZX Limited

Wellington

2 October 2012

NOTIFICATION OF ACQUISITION OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 1 October 2012.

Details of the acquisition are as follows:

a) Security Acquired	Ordinary Shares
ISIN	NZTELE0001S4

b) Number of securities acquired	100,000

c) Average consideration per security acquired	$2.3550

d) Payment type	Cash Payment

e) Any amount paid up (if not in full)	Not applicable

f) Percentage of total securities acquired	0.0054%

g) Reason for acquisition	Return of surplus capital to shareholders

h) Specific authority for the acquisition	Directors’ Resolution

i) Any terms of the acquisition	Not applicable

j) Total number of securities after acquisition	1,854,045,292

k) Intentions for shares acquired	Cancellation

l) Date of acquisition	1 October 2012

Yours faithfully

/s/ Tristan Gilbertson

Tristan Gilbertson

Group General Counsel & Company Secretary

Telecom Corporation of New Zealand Limited

Purple Tower Level 7, Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Telephone: +64 (09) 358 6934    Fax: +64 (09) 357 0798    Email: tristan.gilbertson@telecom.co.nz

TRISTAN GILBERTSON Group General Counsel & Company Secretary Market Information Services Section

NZX Limited Wellington

3 October 2012

NOTIFICATION OF ACQUISITION OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom on 2 October 2012.

Details of the acquisition are as follows:

a) Security Acquired	Ordinary Shares
ISIN	NZTELE0001S4

b) Number of securities acquired	75,000

c) Average consideration per security acquired	$2.3600

d) Payment type	Cash Payment

e) Any amount paid up (if not in full)	Not applicable

f) Percentage of total securities acquired	0.0040%

g) Reason for acquisition	Return of surplus capital to shareholders

h) Specific authority for the acquisition	Directors’ Resolution

i) Any terms of the acquisition	Not applicable

j) Total number of securities after acquisition	1,853,970,292

k) Intentions for shares acquired	Cancellation

l) Date of acquisition	2 October 2012

Yours faithfully

/s/ Tristan Gilbertson

Tristan Gilbertson

Group General Counsel & Company Secretary

Telecom Corporation of New Zealand Limited

Purple Tower Level 7, Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Telephone: +64 (09) 358 6934    Fax: +64 (09) 357 0798    Email: tristan.gilbertson@telecom.co.nz

TRISTAN GILBERTSON Group General Counsel & Company Secretary Client and Market Services

NZX Limited PO Box 2959 Wellington New Zealand

3 October 2012

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rules 7.12.1 and 7.12.9 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to its Share Rights Scheme:

7.12.1

a) Class of Security	Ordinary Shares
ISIN	NZTELE0001S4

b) Number Issued	12,910

c) Issue Price	No cash issue price. The consideration for the shares issued on exercise of the share rights was services provided as a group employee

d) Payment terms	N/A

e) Amount Paid Up	In full

f) Percentage of total class issued	0.0007%

g) Reason for issue	Issue of ordinary shares upon exercise of share rights pursuant to the Telecom Share Rights Scheme

h) Authority for issue	Telecom Share Rights Scheme

i) Terms of Issue	The shares rank pari passu with the existing ordinary shares

j) Total number of securities after issue	1,853,983,202

l) Date of issue	3 October 2012

7.12.9

a) Number of Securities converted	12,910 share rights issued pursuant to the Telecom Share Rights Scheme

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

b) Number and Class of Securities into which have been converted	12,910 ordinary shares

c) Details of any interests or dividend conditions attaching to Securities Converted and allotted upon Conversion	None

d) Number of Securities of the same class that remain to be Converted	1,516,248 share rights issued pursuant to the Telecom Share Rights Scheme and 2,091,852 share rights issued pursuant to the Telecom Performance Rights Scheme

Yours faithfully

/s/ Tristan Gilbertson

Tristan Gilbertson

Group General Counsel & Company Secretary

2

TRISTAN GILBERTSON Group General Counsel & Company Secretary Market Information Services Section

NZX Limited Wellington

5 October 2012

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises that the following securities have been issued pursuant to the Dividend Reinvestment Plan:

Details of the acquisition are as follows:

a) Class of Security	Ordinary Shares
ISIN	NZTELE0001S4

b) Number of Securities Issued	6,493,423

c) Issue Price	$2.3418

d) Payment Type	Cash Payment

e) Amount Paid Up	In full

f) Percentage of Total Class Issued	0.3502%

g) Reason for Issue	Issue of shares under the Dividend Reinvestment Plan

h) Authority for Issue	Dividend Reinvestment Plan; NZX Class Waiver decision relating to Listing Rule 7.11.1 of the NZSX Listing Rules (issued on 8 November 2011)

i) Terms of Issue	The shares rank pari passu with existing ordinary shares

j) Total number of Securities After Issue	1,860,476,625

k) Date of Issue	5 October 2012

Yours faithfully

/s/ Tristan Gilbertson

Tristan Gilbertson

Group General Counsel & Company Secretary

Telecom Corporation of New Zealand Limited

Purple Tower Level 7, Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Telephone: +64 (09) 358 6934    Fax: +64 (09) 357 0798    Email: tristan.gilbertson@telecom.co.nz